U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

|_| Form 10-K and Form 10-KSB |_| Form 20-F |_| Form 11-K |X| Form 10-Q and Form 10-QSB |_| Form N-SAR

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      For Period Ended:  9/30/00
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      |_| Transition Report on Form 10-K
      |_| Transition Report on Form 20-F
      |_| Transition Report on Form 11-K
      |_| Transition Report on Form 10-Q
      |_| Transition Report on Form N-SAR

      For the Transition Period Ended:
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      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
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      Full Name of Registrant

      Tridex Corporation

      Address of Principal Executive Office (Street and Number)

      61 Wilton Road

      Westport, CT 06880

PART II - RULES 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

      |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q,
N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In order to comply with Statement of Financial Accounting Standards No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", the Company has undertaken a review of the valuation of the goodwill established for the software products acquired in connection with the Company's 1998 acquisition of Progressive Software, Inc. ("Progressive"). Pursuant to such review, and in light of the Company's operating losses and the amount of additional effort required by the Company to enhance and stabilize Progressive's principal software product, the Company will record a substantial impairment loss during the third quarter. Review of the software goodwill and the valuation thereof and the calculation of the appropriate write-down is a time-intensive endeavor requiring significant labor on the part of the Company's officers and accountants.

For the reasons set forth above, the Registrant's inability to timely file its Quarterly Report on Form 10-Q for the period ended September 30, 2000 cannot be eliminated without unreasonable effort or expense. The Registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.

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PART IV - OTHER INFORMATION
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      (1) Name and telephone number of persons to contact in regard to this notification:

      William A. Beebe, Chief Financial Officer (203) 226-1144

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |X| Yes  |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                |X| Yes  |_| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Operating losses reported in the first half of 2000 continued in the third quarter. The Company anticipates reporting a pre-tax loss from operations of $2,450,000 in the third quarter of this year, and $8,434,000 for the nine-month period ended September 30, 2000, compared to a pre-tax loss from operations of $2,580,000 in the third quarter 1999 and $5,996,000 during the first nine months of 1999. The net loss for the first nine months of this year is impacted by gain on the sale of discontinued operations of approximately $5,588,000 in the first quarter 2000, and a substantial write-down of intangible assets in the third quarter 2000.

The Registrant has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                        TRIDEX CORPORATION


Date:  November 14, 2000                By:/s/ William A. Beebe
                                           ----------------------------
                                          William A. Beebe
                                          Chief Financial Officer


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